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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 5 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8-53011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAXXtrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Corporate Drive, Sutie 410
(No. and Street)

Lexington (City) Kentucky (State) 40503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, Chizek and Company LLP
(Name — *if individual, state last, first, middle name*)

144 North Broadway (Address) Lexington (City) Kentucky (State) 40507 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Jeff Garstka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAXXtrade, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINOP

Title

exp 7/16/06

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXXTRADE, INC.
Lexington, Kentucky

FINANCIAL STATEMENTS
December 31, 2002

MAXXTRADE, INC.
Lexington, Kentucky

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

MAXXtrade, Inc.
Lexington, Kentucky

We have audited the accompanying statement of financial condition of MAXXtrade, Inc. (the Company) as of December 31, 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of MAXXtrade, Inc. for the year ended December 31, 2001 were audited by other auditors, whose report dated February 6, 2002 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAXXtrade, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Lexington, Kentucky
February 12, 2003

MAXXTRADE, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31

	2002	2001
ASSETS		
Cash	$ 58,845	$ 51,692
Accounts receivable - related party	88,033	53,000
Accounts receivable	7,999	349
Prepaid expenses	-	51,800
Fixed assets, net of accumulated depreciation of $2,211 and $1,528	2,066	2,749
	$ 156,943	$ 159,590
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 14,451	$ -
Stockholders' equity		
Common stock, no par value, 1,000 shares issued and outstanding	250	250
Additional paid-in capital	586,150	558,150
Accumulated deficit	(443,908)	(398,810)
	142,492	159,590
	$ 156,943	$ 159,590

See accompanying notes.

MAXXTRADE, INC.
STATEMENTS OF OPERATIONS
Years ended December 31

	2002	2001
Revenue:		
Commissions	$ 120,372	$ 348
Interest income	493	460
	120,865	808
Expenses:		
Compensation and benefits	11,395	29,317
Floor brokerage, exchange, and clearance fees	11,612	4,050
Communications and data processing	86,762	8,940
Occupancy	29,016	34,098
Advertising	1,526	-
Other	25,652	14,544
	165,963	90,949
Net loss	$ (45,098)	$ (90,141)

See accompanying notes.

MAXXTRADE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2001	$ 250	$ 450,000	$ (308,669)	$ 141,581
Additional paid-in capital from stockholders	-	108,150	-	108,150
Net loss	-	-	(90,141)	(90,141)
Balances, December 31, 2001	250	558,150	(398,810)	159,590
Additional paid-in capital from stockholders	-	28,000	-	28,000
Net loss	-	-	(45,098)	(45,098)
Balances, December 31, 2002	$ 250	$ 586,150	$ (443,908)	$ 142,492

See accompanying notes.

MAXXTRADE, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31

	2002	2001
Cash flows from operating activities		
Net loss	$ (45,098)	$ (90,141)
Adjustments to reconcile net loss to net cash from operating activities		
Depreciation	683	1,528
Changes in		
Accounts receivable - related party	(35,033)	(37,963)
Accounts receivable	(7,650)	(349)
Prepaid expenses	51,800	(27,800)
Deposits	-	3,800
Other assets	-	13,226
Accrued expenses	14,451	(664)
Net cash from operating activities	(20,847)	(138,363)
Cash flows from investing activities		
Proceeds from capital contributions	28,000	108,150
Net change in cash	7,153	(30,213)
Cash at beginning of year	51,692	81,905
Cash at end of year	$ 58,845	$ 51,692
Supplemental disclosures:		
Interest paid	$ 250	$ 252

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: MAXXtrade, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Kentucky corporation and was incorporated September 21, 1999.

The Company is an introducing broker. An introducing broker is a broker-dealer firm that accepts customer orders but elects to clear the orders through another broker for cost efficiencies, for example, not having to perform all of the clearance functions on a small volume of business, thereby eliminating many fixed costs. In this arrangement, the introducing broker accepts the customers' orders and the clearing brokers or other parties clear the trades. Either party may initiate the execution of a trade. The clearing broker-dealer processes and settles the customer transactions for the introducing broker and usually maintains detailed customer records. Essentially, the introducing broker is using the back-office processing of the clearing broker-dealer. The Company's clearing broker-dealer is Penson Financial Services. Commissions received from the transactions are divided in any manner agreed to by the introducing and clearing broker-dealer and stipulated in written contracts.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk: Securities transactions are recorded on the settlement date basis, generally the third business day following the transaction date. Recording these transactions on the trade date would not have a material effect on the accompanying financial statements.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings and equipment are stated at cost, less accumulated depreciation that is computed using an accelerated method. The assets are depreciated over their useful lives, all of which are five years.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company has elected to be treated as a small business corporation (an S corporation) for federal and state income tax purposes. Under those provisions, income and tax credits are passed through to the Company's stockholders. The stockholders are taxed individually on their respective shares of corporate earnings.

NOTE 2 - LEASE COMMITMENT

The Company leases its office space under an operating lease effective through 2004. The lease agreement provides for a 5 year renewal option. Rent expense was $25,667 for 2002 and 2001. Future minimum lease payments under this operating lease are as follows as of December 31, 2002:

2003	$ 25,667
2004	23,528
Total	$ 49,195

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $44,394 which is $39,394 in excess of its required net capital of $5,000. The Company's net capital ratio is 0.3255 to 1.

(Continued)

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an account receivable from a related entity with common owners of $88,033 and $53,000 as of December 31, 2002 and 2001. The receivable is expected to be collected upon dissolution of the related entity.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MAXXTRADE, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2002

Total stockholders' equity	$ 142,492
Deductions and/or charges	
Net office furniture and equipment	2,066
Other nonallowable assets	96,032
	98,098
Net capital	$ 44,394
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 14,451
Aggregate indebtedness to net capital	32.55%
Computation of basic net capital requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Net capital	44,394
Excess net capital	$ 39,394

There are no material differences between the Company's Computation of Net Capital as reported by Registrant in Part IIA on Form X-17a-5 as of December 31, 2002.

MAXXTRADE, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2002

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

MAXXTRADE, INC.
SCHEDULE OF THE INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2002

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

CROWE CHIZEK

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

MAXXtrade, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of MAXXtrade, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Lexington, Kentucky
February 12, 2003